SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2010

MAGAL SECURITY SYSTEMS LTD.
(Name of Registrant)

P.O. Box 70, Industrial Zone, Yahud 56100 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Report on Form 6-K is incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-96929, 333-127340 and 333-164696.

Magal Security Systems Ltd.

EXPLANATORY NOTE

The following exhibits are attached:

99.1	Press release re Magal Announces That it Received a Position Letter and Two Non-Binding Financing Proposals that were Solicited by the Dissident Shareholder dated July 19, 2010.

99.2	Non-Binding Financing Proposal from the Plenus Funds dated July 15, 2010.

99.3	Non-Binding Financing Proposal from Optex Co., Ltd. dated July 15, 2010.

99.4	Letter to the Shareholders of Magal Security Systems Ltd. from Clough Capital Partners, LP, Prescott Group Management, LLC and Diker GP, LLC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGAL SECURITY SYSTEMS LTD. (Registrant)

By:	/s/ Eitan Livneh
Eitan Livneh
President and Chief Executive Officer

Date:  July 19, 2010

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Press release re Magal Announces That it Received a Position Letter and Two Non-Binding Financing Proposals that were Solicited by the Dissident Shareholder dated July 19, 2010.

99.2	Non-Binding Financing Proposal from the Plenus Funds dated July 15, 2010.

99.3	Non-Binding Financing Proposal from Optex Co., Ltd. dated July 15, 2010.

99.4	Letter to the Shareholders of Magal Security Systems Ltd. from Clough Capital Partners, LP, Prescott Group Management, LLC and Diker GP, LLC.